Exhibit 12.3

We consent to the inclusion in the Form F-1 A/A of Blue Star Foods Corp. of our report dated May 22, 2026, relating to our audit of the consolidated balance sheet of Blue Star Foods Corp. as of December 31, 2025, and the related statements of operations and comprehensive loss, changes in stockholders’ equity (deficit), and cash flows for the year then ended, and the related notes.

We also consent to the reference to us on the cover page and under the caption “Experts” in the Registration Statement.

August 11, 2026

We have served as the Company’s auditor since 2025

Los Angeles, California

PCAOB ID Number 6580